Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three months ended December 31, 2020 and 2019

(unaudited)

Interim Consolidated Statements of Earnings

For the three months ended December 31

(in thousands of Canadian dollars, except per share data) (unaudited)

	Notes	2020	2019
		$	$
Revenue	8	3,019,441	3,054,747
Operating expenses
Costs of services, selling and administrative		2,526,474	2,579,774
Acquisition-related and integration costs	6c	4,739	20,234
Restructuring costs		—	31,178
Net finance costs		27,178	26,722
Foreign exchange (gain) loss		(2,759)	867
		2,555,632	2,658,775
Earnings before income taxes		463,809	395,972
Income tax expense		120,358	105,779
Net earnings		343,451	290,193
Earnings per share
Basic earnings per share	5c	1.34	1.08
Diluted earnings per share	5c	1.32	1.06

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2020 and 2019	1

Interim Consolidated Statements of Comprehensive Income

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	2020	2019
	$	$
Net earnings	343,451	290,193
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized (losses) gains on translating financial statements of foreign operations	(78,314)	35,790
Net gains (losses) on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	77,813	(6,062)
Deferred (costs) gains of hedging on cross-currency swaps	(3,544)	363
Net unrealized losses on cash flow hedges	(9,831)	(2,681)
Net unrealized losses on financial assets at fair value through other comprehensive income	(192)	(150)
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement gains (losses) on defined benefit plans	14,758	(20,011)
Other comprehensive income	690	7,249
Comprehensive income	344,141	297,442

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2020 and 2019	2

Interim Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

	Notes	As at December 31, 2020	As at September 30, 2020
		$	$
Assets

Current assets

Cash and cash equivalents	7c and 9	1,675,099	1,707,985

Accounts receivable		1,307,568	1,219,302

Work in progress		993,495	1,075,252

Current financial assets	9	17,063	18,500

Prepaid expenses and other current assets		156,897	160,406

Income taxes		1,699	29,363

Total current assets before funds held for clients		4,151,821	4,210,808

Funds held for clients		557,396	725,178

Total current assets		4,709,217	4,935,986

Property, plant and equipment		355,930	372,946

Right-of-use assets		651,211	666,865

Contract costs		233,453	239,376

Intangible assets		515,207	521,462

Other long-term assets		186,132	163,739

Long-term financial assets		138,057	156,569

Deferred tax assets		118,309	113,484

Goodwill		8,363,518	8,379,931
		15,271,034	15,550,358

Liabilities

Current liabilities

Accounts payable and accrued liabilities		1,096,556	1,025,963

Accrued compensation		624,799	672,775

Current portion of long-term debt		590,359	310,764

Deferred revenue		503,591	426,393

Income taxes		181,025	136,928

Current portion of lease liabilities		176,990	178,720

Provisions		158,948	175,632

Current derivative financial instruments	9	14,923	8,328

Total current liabilities before clients’ funds obligations		3,347,191	2,935,503

Clients’ funds obligations		553,033	720,322

Total current liabilities		3,900,224	3,655,825

Long-term debt		2,816,173	3,276,331

Long-term income taxes		6,432	6,720

Long-term lease liabilities		685,173	697,650

Long-term provisions		30,832	23,888

Other long-term liabilities		186,439	185,374

Long-term derivative financial instruments	9	96,720	56,622

Deferred tax liabilities		149,444	158,341

Retirement benefits obligations		226,402	225,447
		8,097,839	8,286,198

Equity

Retained earnings		4,647,788	4,703,642

Accumulated other comprehensive income	4	546,400	545,710

Capital stock	5a	1,717,150	1,761,873

Contributed surplus		261,857	252,935
		7,173,195	7,264,160
		15,271,034	15,550,358

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2020 and 2019	3

Interim Consolidated Statements of Changes in Equity

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity

		$	$	$	$	$

Balance as at September 30, 2020		4,703,642	545,710	1,761,873	252,935	7,264,160

Net earnings		343,451	—	—	—	343,451

Other comprehensive income		—	690	—	—	690

Comprehensive income		343,451	690	—	—	344,141

Share-based payment costs		—	—	—	11,704	11,704

Income tax impact associated with stock options		—	—	—	6,371	6,371

Exercise of stock options	5a	—	—	17,557	(3,047)	14,510

Exercise of performance share units	5a	—	—	6,106	(6,106)	—

Purchase for cancellation of Class A subordinate voting shares	5a	(399,305)	—	(36,982)	—	(436,287)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(31,404)	—	(31,404)
Balance as at December 31, 2020		4,647,788	546,400	1,717,150	261,857	7,173,195

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity

		$	$	$	$	$

Balance as at September 30, 2019		4,557,855	176,694	1,903,977	245,577	6,884,103

Adoption of IFRS 16		(93,873)	—	—	—	(93,873)

Balance as at October 1, 2019		4,463,982	176,694	1,903,977	245,577	6,790,230

Net earnings		290,193	—	—	—	290,193

Other comprehensive income		—	7,249	—	—	7,249

Comprehensive income		290,193	7,249	—	—	297,442

Share-based payment costs		—	—	—	13,202	13,202

Income tax impact associated with stock options		—	—	—	3,408	3,408

Exercise of stock options	5a	—	—	27,434	(4,826)	22,608

Exercise of performance share units	5a	—	—	8,798	(8,798)	—

Purchase for cancellation of Class A subordinate voting shares	5a	(15,821)	—	(1,359)	—	(17,180)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(24,915)	—	(24,915)
Balance as at December 31, 2019		4,738,354	183,943	1,913,935	248,563	7,084,795

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2020 and 2019	4

Interim Consolidated Statements of Cash Flows

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	Notes	2020	2019
		$	$

Operating activities

Net earnings		343,451	290,193

Adjustments for:

Amortization, depreciation and impairment		132,417	132,381

Deferred income tax (recovery) expense		(3,548)	3,490

Foreign exchange gain		(9,253)	(2,506)

Share-based payment costs		11,704	13,202

Net change in non-cash working capital items	7a	122,702	28,506
Cash provided by operating activities		597,473	465,266

Investing activities

Net change in short-term investments		1,473	(185)

Business acquisitions (considering the bank overdraft assumed and cash acquired)		(27,268)	(133,135)

Purchase of property, plant and equipment		(16,809)	(29,506)

Additions to contract costs		(14,307)	(13,562)

Additions to intangible assets		(24,904)	(23,879)

Purchase of long-term investments		(1,915)	(3,959)

Proceeds from sale of long-term investments		2,609	4,144
Cash used in investing activities		(81,121)	(200,082)

Financing activities

Net change in unsecured committed revolving credit facility		—	(159,885)

Increase of long-term debt		6,425	12,738

Repayment of long-term debt		(39,883)	(21,334)

Payment of lease liabilities		(41,019)	(41,684)

Repayment of debt assumed in business acquisitions		—	(13,063)

Payment for remaining shares of Acando[1]		—	(23,123)

Purchase of Class A subordinate voting shares held in trusts	5a	(31,404)	(24,915)

Purchase and cancellation of Class A subordinate voting shares	5a	(436,055)	(17,180)

Issuance of Class A subordinate voting shares		14,511	22,771

Cash used in financing activities		(527,425)	(265,675)

Effect of foreign exchange rate changes on cash and cash equivalents		(21,813)	(262)
Net decrease in cash and cash equivalents		(32,886)	(753)

Cash and cash equivalents, beginning of period		1,707,985	213,831
Cash and cash equivalents, end of period		1,675,099	213,078

1 Related to a business acquisition made during the year ended September 30, 2019.

Supplementary cash flow information (Note 7).

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2020 and 2019	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services (BPS), systems integration and consulting, as well as the sale of software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2020 which were consistently applied to all periods presented.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2020.

The Company’s interim condensed consolidated financial statements for the three months ended December 31, 2020 and 2019 were authorized for issue by the Board of Directors on January 26, 2021.

3.	Accounting policies

USE OF JUDGEMENTS AND ESTIMATES

For the period ended December 31, 2020, the Company assessed the impact of the uncertainties around the outbreak of the novel strain of the coronavirus, specifically identified as the COVID-19 pandemic, on its balance sheet carrying amounts. This review required the use of judgements and estimates and resulted in no material impacts.

The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustments to the following: revenue recognition, deferred tax assets, estimated losses on revenue-generating contracts, impairment of property, plant and equipment, right-of-use assets, intangible assets and goodwill as well as litigation and claims.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective as of December 31, 2020:

LIBOR reform with amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16

In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The standard will be effective on October 1, 2021 for the Company. The Company is currently evaluating the impact of this standard on its financial statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2020 and 2019	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4.	Accumulated other comprehensive income

	As at	As at
	December 31, 2020	September 30, 2020

	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $57,450 ($56,239 as at September 30, 2020)	924,490	1,002,804

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $51,807 ($63,692 as at September 30, 2020)	(339,649)	(417,462)

Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $3,790 ($4,049 as at September 30, 2020)	10,509	14,053

Net unrealized losses on cash flow hedges, net of accumulated income tax recovery of $6,057 ($2,554 as at September 30, 2020)	(15,766)	(5,935)

Net unrealized gains on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $1,225 ($1,291 as at September 30, 2020)	4,148	4,340

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $16,101 ($18,920 as at September 30, 2020)	(37,332)	(52,090)

	546,400	545,710

For the three months ended December 31, 2020, $398,000 of the net unrealized losses on cash flow hedges, net of income tax recovery of $235,000, previously recognized in other comprehensive income were reclassified in the consolidated statements of earnings ($4,003,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $1,264,000, were reclassified for the three months ended December 31, 2019).

For the three months ended December 31, 2020, $2,523,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $909,000 were also reclassified in the consolidated statements of earnings ($2,611,000 and $941,000, respectively were reclassified for the three months ended December 31, 2019).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2020 and 2019	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share

a)    Capital stock

	Class A subordinate voting shares		Class B multiple voting shares			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$

As at September 30, 2020	230,690,875	1,721,491	28,945,706	40,382	259,636,581	1,761,873

Issued upon exercise of stock options[1]	335,276	17,557	—	—	335,276	17,557

Performance share units (PSUs) exercised[2]	—	6,106	—	—	—	6,106

Purchased and cancelled[3]	(4,652,400)	(36,964)	—	—	(4,652,400)	(36,964)

Purchased and not cancelled[3]	—	(18)	—	—	—	(18)

Purchased and held in trusts[4]	—	(31,404)	—	—	—	(31,404)
As at December 31, 2020	226,373,751	1,676,768	28,945,706	40,382	255,319,457	1,717,150

[1]

The carrying value of Class A subordinate voting shares includes $3,047,000 ($4,826,000 for the three months ended December 31, 2019), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]

During the three months ended December 31, 2020, 103,381 PSUs were exercised (153,512 during the three months ended December 31, 2019) with a recorded value of $6,106,000 ($8,798,000 during the three months ended December 31, 2019) that was removed from contributed surplus. As at December 31, 2020, 1,449,247 Class A subordinate voting shares were held in trusts under the PSU plans (949,040 as at December 31, 2019).

[3]

On January 26, 2021, the Company’s Board of Directors authorized, subject to regulatory approval, the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 19,184,831 Class A subordinate voting shares on the open market through the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing on February 6, 2021 until no later than February 5, 2022, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or decided not to make any further purchases for cancellation under it.

During the three months ended December 31, 2020, the Company purchased for cancellation 4,654,700 Class A subordinate voting shares (169,300 during the three months ended December 31, 2019) under its current NCIB for a cash consideration of $436,287,000 ($17,180,000 for the three months ended December 31, 2019) and the excess of the purchase price over the carrying value in the amount of $399,305,000 ($15,821,000 for the three months ended December 31, 2019) was charged to retained earnings. Of the purchased Class A subordinate voting shares, 2,300 shares with a carrying value of $18,000 and a purchase value of $232,000 were held by the Company and were paid and cancelled subsequent to December 31, 2020.

[4]

During the three months ended December 31, 2020, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 309,606 Class A subordinate voting shares of the Company on the open market (227,070 during the three months ended December 31, 2019) for a cash consideration of $31,404,000 ($24,915,000 during the three months ended December 31, 2019).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2020 and 2019	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

b)   Share-based payments

i)    Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options vest annually over four years from the date of the grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2020	8,934,097
Granted	992,890
Exercised (Note 5a)	(335,276)
Forfeited	(552,080)
Outstanding as at December 31, 2020	9,039,631

The weighted average fair value of stock options granted during the three months ended December 31 and the weighted average assumptions used in the calculation of their fair value on the date of the grant using the Black-Scholes option pricing model were as follows:

	2020	2019
Grant date fair value ($)	16.75	17.72

Dividend yield (%)	0.00	0.00

Expected volatility (%)[1]	20.76	16.58

Risk-free interest rate (%)	0.40	1.55

Expected life (years)	4.00	4.00

Exercise price ($)	97.84	110.73

Share price ($)	97.84	110.73

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2020 and 2019	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

b)   Share-based payments (continued)

ii)   Performance share units (PSUs)

The Company operates two PSU plans with similar terms and conditions. Under both plans, the Board of Directors may grant PSUs to certain employees and officers which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs under the first plan vest annually over a period of four years from the date of the grant and granted PSUs under the second plan vest at the end of the four-year period.

Class A subordinate voting shares purchased in connection with the PSU plans are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 5a).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2020	1,231,470
Granted[1]	666,648
Exercised (Note 5a)	(103,381)
Forfeited	(346,099)
Outstanding as at December 31, 2020	1,448,638

[1]	The PSUs granted in the period had a grant date fair value of $93.97 per unit.

c)   Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three months ended December 31:

			2020			2019
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	343,451	256,902,859	1.34	290,193	268,203,274	1.08
Net effect of dilutive stock options and PSUs[2]		3,517,028			4,918,312
	343,451	260,419,887	1.32	290,193	273,121,586	1.06

[1]

During the three months ended December 31, 2020, 4,654,700 Class A subordinate voting shares purchased for cancellation and 1,449,247 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (169,300 and 949,040, respectively during the three months ended December 31, 2019).

[2]

The calculation of the diluted earnings per share excluded 1,333,235 stock options for the three months ended December 31, 2020 (917,791 for the three months ended December 31, 2019), as they were anti-dilutive.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2020 and 2019	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Investments in subsidiaries

a)   Business acquisition realized in the current fiscal year

The Company made the following acquisition during the three months ended December 31, 2020:

–

On December 31, 2020, the Company acquired the assets of Harris, Mackessy & Brennan, Inc.’s Professional Services Division, for a purchase price of $29,218,000. Based in the United States, the division focused on high-end technology consulting and services for commercial and government clients and is headquartered in Columbus, Ohio.

This acquisition was made to further expands CGI’s footprint in the region and to complement CGI’s proximity model and expertise across key sectors, including utilities and energy, manufacturing, retail, insurance and government.

b)  Business acquisitions realized in the prior fiscal year

During the three months ended December 31, 2020, the Company finalized the fair value of assets acquired and liabilities assumed for SCISYS Group Plc and Meti Logiciels et Services SAS with no significant adjustments.

c)  Acquisition-related and integration costs

The Company expensed $4,739,000 for acquisition-related and integration costs during the three months ended December 31, 2020 ($20,234,000 during the three months ended December 31, 2019). This amount includes acquisition-related costs of nil ($5,583,000 during the three months ended December 31, 2019) and integration costs of $4,739,000 ($14,651,000 during the three months ended December 31, 2019). The acquisition-related costs consisted mainly of professional fees incurred for the acquisitions. The integration costs mainly include terminations of employment of $750,000 accounted for in restructuring provisions ($9,095,000 during the three months ended December 31, 2019), as well as other integration costs of $3,989,000 ($5,556,000 during the three months ended December 31, 2019).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2020 and 2019	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.	Supplementary cash flow information

a)  Net change in non-cash working capital items is as follows for the three months ended December 31:

	2020	2019
	$	$

Accounts receivable	(97,725)	(181,369)

Work in progress	68,234	98,054

Prepaid expenses and other assets	(19,768)	48,585

Long-term financial assets	(11,062)	(5,010)

Accounts payable and accrued liabilities	74,301	82,777

Accrued compensation	(45,909)	(65,849)

Deferred revenue	88,933	32,388

Income taxes	60,573	38,627

Provisions	(13,678)	12,272

Long-term liabilities	183	482

Derivative financial instruments	(126)	(22)

Retirement benefits obligations	18,746	(32,429)
	122,702	28,506

b)  Net interest paid and income taxes paid are classified within operating activities and are as follows for the three months ended December 31:

	2020	2019

	$	$

Net interest paid	25,316	25,885

Income taxes paid	58,064	60,091

c)  Cash and cash equivalents consisted of unrestricted cash as at December 31, 2020 and September 30, 2020.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2020 and 2019	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information

The following tables present information on the Company’s operations which are managed through the following nine operating segments, namely: Western and Southern Europe (primarily France and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; United Kingdom (U.K.) and Australia; Central and Eastern Europe (primarily Germany and the Netherlands); Scandinavia; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The operating segments reflect the current management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business.

								For the three months ended December 31, 2020
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	480,320	436,424	429,764	410,986	327,795	318,386	274,539	208,001	161,881	(28,655)	3,019,441
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	66,238	67,127	99,044	54,901	58,813	41,959	24,158	31,031	52,455	—	495,726

Acquisition-related and integration costs (Note 6c)											(4,739)

Net finance costs											(27,178)
Earnings before income taxes											463,809

[1]  Total amortization and depreciation of $131,032,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $18,536,000, $18,546,000, $15,528,000, $12,855,000, $13,459,000, $17,638,000, $16,189,000, $12,117,000 and $6,164,000, respectively for the three months ended December 31, 2020. Amortization includes impairments in Western and Southern Europe for $3,058,000 related to a business solution and in Finland, Poland and Baltics for $3,490,000 related to contract costs. These assets were no longer expected to generate future economic benefits.

							For the three months ended December 31, 2019
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	493,533	447,974	435,969	421,945	325,837	297,779	303,202	199,023	160,817	(31,332)	3,054,747
Segment earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	73,644	67,434	99,456	56,165	47,753	31,346	23,526	29,705	45,077	—	474,106

Acquisition-related and integration costs (Note 6c)											(20,234)

Restructuring costs											(31,178)

Net finance costs											(26,722)
Earnings before income taxes											395,972

[1]

Total amortization and depreciation of $132,128,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $15,025,000, $20,312,000, $17,474,000, $10,247,000, $17,628,000, $20,079,000, $17,089,000, $8,269,000 and $6,005,000, respectively for the three months ended December 31, 2019.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2020. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2020 and 2019	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three months ended December 31:

	2020	2019

	$	$

Western and Southern Europe

France	421,170	431,973

Others	57,305	62,740

	478,475	494,713

U.S.[1]	868,531	887,467

Canada	464,610	465,028

U.K. and Australia

U.K.	362,549	361,139

Australia	16,466	15,376

	379,015	376,515

Central and Eastern Europe

Germany	190,442	173,030

Netherlands	117,770	114,756

Others	19,021	18,169

	327,233	305,955

Scandinavia

Sweden	208,855	229,405

Others	77,236	87,573

	286,091	316,978

Finland, Poland and Baltics

Finland	203,283	197,125

Others	9,620	9,803

	212,903	206,928

Asia Pacific

Others	2,583	1,163

	2,583	1,163

	3,019,441	3,054,747

[1]

External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $453,109,000 and $415,422,000, respectively for the three months ended December 31, 2020 ($459,691,000 and $427,776,000, respectively for the three months ended December 31, 2019).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2020 and 2019	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the three months ended December 31:

	2020	2019

	$	$

Systems integration and consulting	1,345,050	1,398,367

Managed IT and business process services	1,674,391	1,656,380

	3,019,441	3,054,747

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $392,976,000 and 13.0% of revenues for the three months ended December 31, 2020 ($394,062,000 and 12.9% for the three months ended December 31, 2019).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2020 and 2019	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Financial instruments

FAIR VALUE

All financial instruments are initially measured at fair value and are subsequently classified either at amortized cost, at fair value through earnings or at fair value through other comprehensive income.

The Company has made the following classifications:

Amortized cost

Trade accounts receivable, cash included in funds held for clients, long-term receivables within long-term financial assets, accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.

Fair value through earnings (FVTE)

Cash and cash equivalents, derivative financial instruments and deferred compensation plan assets within long-term financial assets.

Fair value through other comprehensive income (FVOCI)

Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.

FAIR VALUE HIERARCHY

Fair value measurements recognized in the consolidated balance sheet are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of Senior U.S. and euro unsecured notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facilities and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

There were no changes in valuation techniques during the three months ended December 31, 2020.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2020 and 2019	16

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy:

		As at December 31, 2020		As at September 30, 2020
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$

Senior U.S. and euro unsecured notes	Level 2	1,164,406	1,242,373	1,211,965	1,297,632

Other long-term debt	Level 2	11,409	11,117	44,842	43,536

		1,175,815	1,253,490	1,256,807	1,341,168

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at December 31, 2020	As at September 30, 2020
		$	$

Financial assets

FVTE

Cash and cash equivalents	Level 2	1,675,099	1,707,985

Deferred compensation plan assets	Level 1	80,947	73,156

		1,756,046	1,781,141

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments included in current financial assets	Level 2

Foreign currency forward contracts		12,328	17,027

Interest rate swaps		4,735	—

Long-term derivative financial instruments	Level 2

Cross-currency swaps		10,756	25,362

Foreign currency forward contracts		5,466	8,636

Interest rate swaps		—	6,180

		33,285	57,205

FVOCI

Short-term investments included in current financial assets	Level 2	—	1,473

Long-term bonds included in funds held for clients	Level 2	148,240	148,470

Long-term investments	Level 2	20,528	22,612

		168,768	172,555

Financial liabilities

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments	Level 2

Cross-currency swaps		11,520	5,320

Foreign currency forward contracts		3,403	3,008

Long-term derivative financial instruments	Level 2

Cross-currency swaps		88,804	52,275

Foreign currency forward contracts		7,916	4,347

		111,643	64,950

There were no transfers between Level 1 and Level 2 during the three months ended December 31, 2020.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2020 and 2019	17